Exhibit (a)(15)

PETROCHINA COMPANY LIMITED	JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
JOINT PRESS RELEASE
Dated January 6, 2006

Satisfaction of the H Share Offer Conditions and Termination of Withdrawal Rights Relating to the Takeover Offer of Jilin Chemical Industrial Company Limited
On 28 October 2005, PetroChina Company Limited ("PetroChina”; HKSE stock code: 0857; NYSE: PTR) and Jilin Chemical Industrial Company Limited (“Jilin”; HKSE stock code: 0368; NYSE: JCC) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions, Citigroup Global Markets Asia Limited (“Citigroup”), on behalf of PetroChina, and (in the United States only) PetroChina, would make a voluntary conditional offer (the “H Share Offer”) to acquire all the outstanding overseas listed foreign invested shares of par value RMB1.00 each in Jilin (the “Jilin H Shares”) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the “Jilin ADSs”) for HK$280.00 per Jilin ADS, in each case not already owned by PetroChina and parties acting in concert with PetroChina.
As announced on Saturday, 31 December 2005, the special resolutions to approve the voluntary withdrawal of the listings of the Jilin H Shares and the Jilin ADSs from the Hong Kong Stock Exchange (“HKSE”) and the New York Stock Exchange (“NYSE”), respectively, were duly passed by the Jilin independent H shareholders (being the holders of 964,050,100 Jilin H Shares (which represents the number of the total issued Jilin H Shares less the number of the Jilin H Shares held by PetroChina and the parties acting in concert with PetroChina (including Citigroup), Platinum and parties acting in concert with Platinum, Cazenove and parties acting in concert with Cazenove)) at the special class meeting of holders of Jilin H Shares.
PetroChina is pleased to announce that, as at 4:00 p.m. (Hong Kong time) on Friday, 6 January 2006, PetroChina has received valid acceptances of the H Share Offer in respect of 829,280,972 Jilin H Shares (including the

Jilin H Shares underlying the Jilin ADSs), representing approximately 85.96% of the nominal value of the Jilin H Shares (including the Jilin H Shares underlying the Jilin ADSs), carrying voting rights then exercisable at a general meeting of holders of Jilin H Shares.
Accordingly, PetroChina announces that, on Friday, 6 January 2006, the conditions to the H Share Offer have been satisfied and the H Share Offer has been declared unconditional in all respects on the same date.
Save as set out below, neither PetroChina nor the parties acting in concert with PetroChina held, controlled or directed any shares in Jilin (“Jilin Shares”) or any other rights over Jilin Shares before the commencement of the offer period:

Name	Number of Jilin Shares
PetroChina	2,396,300,000	(1)
Citigroup	727,900	(2)
Mr. Zou Haifeng	3,550	(3)
Notes:
(1)	PetroChina is the owner of 2,396,300,000 state-owned legal person shares of Jilin, representing approximately 67.29% of the registered share capital of Jilin.
(2)	PetroChina, a party presumed to be acting in concert with PetroChina holds 727,900 Jilin H Shares representing approximately 0.08% of Jilin’s H share capital.
(3)	Mr. Zou Haifeng held 3,550 Jilin A Shares as at 27 October 2005, being the date immediately preceding the date of the commencement of the offer period, representing approximately 0.001775% of the total number of Jilin A Shares. Mr. Zou Haifeng was a director of PetroChina as at 27 October 2005, but has ceased to be a PetroChina director with effect from 8 November 2005.
Save for the Jilin H Shares and the Jilin ADSs tendered for acceptance during the offer period, during the offer period, neither PetroChina nor parties acting in concert with PetroChina acquired or agreed to acquire any Jilin Shares or any other rights over Jilin Shares.
PetroChina also announces that, as the H Share Offer has been declared unconditional in all respects, the rights of the holders of Jilin H shares (“Jilin H Shareholders”) and holders of Jilin ADSs (“Jilin ADS Holders”) to withdraw their acceptances of the H Share Offer have been terminated with effect from Friday, 6 January 2006 and that Jilin H Shareholders and Jilin ADS Holders who accept and have accepted the H Share Offer no longer have the right to withdraw their acceptances.
The last day of dealings in Jilin H Shares on the HKSE will be Tuesday, 17 January 2006. Accordingly, from 9:30 a.m. (Hong Kong time) on Wednesday, 18 January 2006, the Jilin H Shareholders who have not accepted the H Share Offer will not be able to deal in the Jilin H Shares on the HKSE.

Jilin announces that it has received confirmation from the Bank of New York (the “US Tender Agent”) that 347,491 Jilin ADSs have been tendered (out of 618,592 Jilin ADSs outstanding), and that, upon payment by PetroChina for the tendered Jilin ADSs, there will be fewer than 600,000 Jilin ADSs held by parties other than PetroChina. Pursuant to Item 802.01 of the NYSE Listed Company Manual, after receipt of notice from Jilin, the NYSE may promptly suspend the trading of the Jilin ADSs on the NYSE with such suspension of trading on the NYSE occurring as early as Friday, 6 January 2006.
In light of the termination of dealings in the Jilin H Shares and the potential suspension of dealings in the Jilin ADSs, Jilin H Shareholders and Jilin ADS Holders who act as nominees for other persons should inform the relevant beneficial owners of the terms of the H Share Offer. Jilin H Shareholders and Jilin ADS Holders who are in any doubt as to how to accept the H Share Offer should consult a stockbroker or other registered dealer in securities, bank manager solicitor, professional accountant or other professional adviser.
Jilin has applied to the HKSE for the withdrawal of the listing of the Jilin H Shares on the HKSE with effect from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006. Upon such withdrawal, the Jilin H Shares will not be listed on the HKSE from 9:30 a.m. on Monday, 23 January 2006.
Jilin announces that it has received confirmation from the US Tender Agent that 347,491 Jilin ADSs have been tendered (out of 618,592 Jilin ADSs outstanding), and that, upon payment by PetroChina for the tendered Jilin ADSs, there will be fewer than 600,000 Jilin ADSs held by parties other than PetroChina. Pursuant to Item 802.01 of the NYSE Listed Company Manual, after receipt of notice from Jilin, the NYSE may promptly suspend trading of the Jilin ADSs on the NYSE and submit an application to the United States Securities and Exchange Commission (the “SEC”) to delist the Jilin ADSs from the NYSE, with such delisting effective as early as 10 days after the date of filing of such application. If necessary, Jilin may submit a voluntary delisting application to the SEC to delist the Jilin ADSs from the NYSE, with such delisting effective upon approval by the SEC.
Jilin H Shareholders should note that the H Share Offer will remain open for acceptance until 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006 (unless it is extended in accordance with the terms and conditions of the H Share Offer and the Hong Kong Code on Takeovers and Mergers). Because of the time difference between New York City and Hong Kong, Jilin ADS Holders who wish to accept the H Share Offer should return their acceptances to the US Tender Agent by 5:00 p.m. (New York City time) on Thursday, 2 February 2006.
Jilin H Shareholders who wish to accept the H Share Offer must submit their duly completed Form of Acceptance, together with the relevant document(s) of title, to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible, but in any event to reach Hong Kong Registrars Limited by no later than 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006.

Jilin ADS Holders who wish to accept the H Share Offer must submit their duly completed Letter of Transmittal, together with the relevant document(s) of title, to The Bank of New York, Tender & Exchange Department, P.O. Box 11248, Church Street Station, New York, New York 10286-1248, as soon as possible, but in any event to reach the Bank of New York, Tender & Exchange Department by no later than 5:00 p.m. (New York City time) on Thursday, 2 February 2006.
If the H Share Offer is extended, PetroChina and Jilin will jointly release an announcement to that effect which will be published in Hong Kong, filed with the SEC and available free of charge at the SEC’s website at www.sec.gov.
Jilin H Shareholders and Jilin ADS Holders in the U.S. are advised to read PetroChina’s tender offer statement on Schedule TO, Jilin’s solicitation/recommendation statement on Schedule 14D-9, and PetroChina’s and Jilin’s joint transaction statement on Schedule 13E-3 that have been filed with the SEC because these documents, including the amendments and exhibits thereto, contain important information about the H Share Offer. These documents are available free of charge at the SEC’s website at www.sec.gov. Jilin H Shareholders and Jilin ADS Holders in the U.S. may also direct questions and requests for copies of such documents to Innisfree M&A Incorporated, the information agent, at 1-877-717-3898 (toll free in the U.S. and Canada) or +1-212-750-5833 (call collect from all other countries). In addition, all such documents will be made available to investors in the U.S. free of charge by writing to Zhang Liyan at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People’s Republic of China.